

November 12, 2020

Ryan Tarkington
General Counsel and Corporate Secretary
Thermon Group Holdings, Inc.
7171 Southwest Parkway
Building 300, Suite 200
Austin, Texas 78735

>   **Re: Thermon Group Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 6, 2020**
>   **File No. 333-249945**

Dear Mr. Tarkington:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing